ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83,
Wilsonville, Oregon 97070
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristin Baldwin

Re:	ESS Tech, Inc.
Registration Statement on Form S-3
File No. 333-291506

Acceleration Request
Requested Date: December 11, 2025
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESS Tech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-291506) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rachel Nagashima at (650) 680-5361.
[Signature page follows]

Sincerely,

ESS Tech, Inc.

By: /s/ Kelly F. Goodman
Name: Kelly F. Goodman
Title: Interim Chief Executive Officer

cc:	Kate Suhadolnik, ESS Tech, Inc.
Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.